                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         Celtrix Pharmaceuticals Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  151186103
        _______________________________________________________________
                                (CUSIP Number)

                                Paul J. Tauber
                      Coblentz, Patch, Duffy & Bass, LLP
                         222 Kearny Street, 7th Floor
                     San Francisco, California 94108-4510
                              415/391-4800
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 19, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
151186103                                                  PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Veron International Limited ("Veron")
      N.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    N.A.                                                      (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    British Virgin Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7  3,272,887 shares.  The 3,272,887 shares include
     NUMBER OF          warrants to purchase 1,717,629 shares of the issuer
                        held by Veron.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                        0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9  3,272,887 shares.  The 3,272,887 shares include
    REPORTING           warrants to purchase 1,717,629 shares of the issuer
                        held by Veron.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                        0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    3,272,887


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    N.A.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    11.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PAGE 3 of 6.
------------

Veron International Limited (the "Reporting Person") makes this statement on
Schedule 13D with respect to the shares of common stock and warrants to purchase additional shares of common stock of Celtrix Pharmaceuticals Inc. ("Celtrix") as follows:

Item 1.  Security and Issuer.

The securities are common stock of Celtrix and warrants to purchase common stock of Celtrix. The principal office of Celtrix is located at 2033 Gateway Place, Suite 600, San Jose, California 95110.

Item 2

     a)  Identity and Background of Persons Filing.

This Statement is filed by the Reporting Person, who is the direct owner of all of the shares of common stock and the warrants of Celtrix.

     b)  Address of Principal Office

The address of the Reporting Person is: c/o ChinaChem Golden Plaza, Top Floor, 77 Mody Road, Tsimshatsui, Kowloon, Hong Kong, China.

     c)  The Reporting Person is an investment holding company.

     d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

     e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

     f) The Reporting Person is incorporated under the laws of the British Virgin Islands.

The Reporting Person is an investment holding company which is controlled by Ms. Nina Wang. The names and addresses of each executive officer and director of the Reporting Person are as follows:

Officers:

Ms. Nina Wang                        Mr. Joseph W.K. Leung
President and Treasurer              Vice President and Secretary
c/o ChinaChem Golden Plaza,          c/o ChinaChem Golden Plaza,
Top Floor                            Top Floor
77 Mody Road, Tsimshatsui            77 Mody Road, Tsimshatsui
Kowloon, Hong Kong, China            Kowloon, Hong Kong, China


Mr Ng Shung Mo
Vice President
c/o Chinachem Golden Plaza
Top Floor, 77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong

PAGE 4 of 5.
------------

     Directors:

     Ms. Nina Wang                        Mr. Joseph W.K. Leung
     c/o ChinaChem Golden Plaza,          c/o ChinaChem Golden Plaza,
     Top Floor                            Top Floor
     77 Mody Road, Tsimshatsui            77 Mody Road, Tsimshatsui
     Kowloon, Hong Kong, China            Kowloon, Hong Kong, China

To the knowledge of the Reporting Person, during the last five years none of such persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.  Source and Amount of Funds.

The securities were purchased with cash from working capital held on deposit with various financial institutions for the account of the Reporting Person. The amount of the consideration was $470,000.

Item 4:  Purpose of Transaction.

The securities were purchased for investment purposes only.

     a)  Not applicable.

     b)  Not applicable.

     c)  Not applicable.

     d)  Not applicable.

     e)  Not applicable.

     f)  Not applicable.

     g)  Not applicable.

     h)  Not applicable.

     i)  Not applicable.

     j)  Not applicable.

PAGE 5 of 6.
------------

Item 5:  Interest in Securities of the Issuer.  Please also see the answer to
Item 4, above.

     a) 3,272,887 shares. The 3,272,887 shares include warrants to purchase 1,717,629 shares of Celtrix held by the Reporting Person. The 3,272,887 shares represents 11.7% of the issued and outstanding shares of Celtrix.

         To the knowledge of Veron, as of the date of this statement, none of the directors or executive officers of Veron or Ms. Wang beneficially own any securities of Celtrix except for the shares set forth herein.

     b)

         (i)   Sole power to vote or direct the vote:

               3,272,887 shares.

         (ii)  Shared power to vote or direct the vote:

               0

         (iii) Sole power to dispose or direct the disposition of:

               3,272,887 shares.

         (iv)  Shared power to dispose or direct the disposition of:

               0

     c)  Not applicable.

     d)  Not applicable.

     e)  Not applicable.

Item 6. Contracts. Arrangements, Understandings or Relationships with Respect to the Issuer of the Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits.

     Not Applicable.

PAGE 6 of 6.
------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 13, 1999

                                           VERON INTERNATIONAL LIMTED



                                           By:  /s/Joseph W.K. Leung
                                                --------------------
                                                   Joseph W.K. Leung

                                           Title:  Director